Exhibit 12

AMERIPRISE FINANCIAL, INC.
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(dollars in millions)

Earnings:
Income before income tax provision (benefit), discontinued operations and accounting change	$797	$745	$1,112	$873	$861
Interest and debt expense(1)	127	87	64	44	31
Interest portion of rental expense(2)	29	26	26	24	23
Amortization of capitalized interest	—	1	1	1	1
Equity method investees and minority interests	(1)	—	(1)	1	—
Total earnings (a)	$952	$859	$1,202	$943	$916

Fixed charges:
Interest and debt expense(1)	$127	$87	$64	$44	$31
Interest portion of rental expense(2)	29	26	26	24	23
Capitalized interest	—	—	—	—	4
Total fixed charges (b)	$156	$113	$90	$68	$58

Ratio of earnings to fixed charges (a/b)	6.1	7.6	13.4	13.9	15.8

(1)       Interest on non-recourse debt of a consolidated collateralized debt obligation is included in interest and debt expense provided in the table above. This interest is recorded in net investment income on the Consolidated Statements of Income as provided in Exhibit 13.

(2)       The interest portion of rental expense represents one-third of rental expense relating to operating leases.